

Mail Stop 3561

December 13, 2007

Mr. James N. Hauslein,
Chairman of the Board and Chief Executive Officer
c/o Hauslein & Company, Inc.
11450 SE, Dixie Highway, Suite 105
Hobe Sound, Florida 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 3, 2007**
> **File No. 333-146368**

Dear Mr. Hauslein:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 21</u>

1. Your statement that immediately after this offering, assuming no exercise of the underwriter's over-allotment option and reserving for issuance of shares upon full exercise of all outstanding warrants, there will be 275,000,000 authorized but issued shares available for issuance appears to be inconsistent with the fact that there are currently 5,750,000 shares outstanding, 750,000 shares will be forfeited if the over-allotment option is not exercised, 20,000,000 units will be issued which include 1 share of common stock and 1 warrant that converts to common stock and 5,000,000 insider warrants that convert to common stock which would equate to approximately 250,000,000 shares available for issuance. Please clarify and revise.

* * * * *

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding this comment may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Brian H. Blaney, Esq.
        Fax (602) 445-8603